

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

November 20, 2008

James S. Vaccaro
President and Chief Executive Officer
Central Jersey Bancorp
627 Second Avenue
Long Branch, NJ 07740

> **Re:** **Central Jersey Bancorp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 5, 2008**
> **File No. 000-49925**

Dear Mr. Vaccaro:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

Jessica Livingston
Senior Attorney